                                                                File No. 69-249

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM U-3A-2

                      For the Year Ended December 31, 1996

     STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM
                  THE PROVISIONS OF THE PUBLIC UTILITY HOLDING
                               COMPANY ACT OF 1935

                      To Be Filed Annually Prior to March 1

                              BAY STATE GAS COMPANY

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (the "Act"), and submits the following information:

        1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof.

Bay State Gas Company ("Bay State"), a Massachusetts corporation with its principal executive offices in Westborough, Massachusetts, is a gas utility company and a holding company as defined in the Act.

Northern Utilities, Inc. ("Northern"), a New Hampshire corporation with offices in Portsmouth, New Hampshire, is a wholly owned subsidiary of Bay State and is also a gas utility company as defined in the Act. Granite State Gas Transmission, Inc. ("Granite"), a New Hampshire corporation with offices in Portsmouth, New Hampshire, is a wholly owned subsidiary of Bay State and is an interstate gas transmission company, but is not a gas utility company as defined in the Act. Bay State Energy Development, Inc. ("Energy Development"), Bay State Energy Enterprises, Inc. ("BSEE"), Natural Gas Development Inc. ("NGDI"), and EnergyUSA, Inc. ("EUSA"), are Massachusetts corporations with offices in Westborough, Massachusetts, are wholly owned subsidiaries of Granite and are not gas utilities as defined in the Act.

        2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.



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BAY STATE. The Massachusetts service area of Bay State covers approximately
1,344 square miles in Massachusetts and, at December 31, 1990, included a population of approximately 1,250,000. At December 31, 1996, Bay State furnished gas service to a total of approximately 253,000 residential, commercial, industrial and interruptible customers and has franchise rights in 61 communities within Massachusetts.

Bay State's division serving an area covering approximately 839 square miles in southeastern Massachusetts supplies gas service to the cities of Attleboro, Brockton and Taunton and 37 surrounding towns (the "Brockton Division"). Bay State's division serving an area covering approximately 415 square miles in western Massachusetts supplies gas service to the cities of Chicopee, Northampton and Springfield and 14 neighboring towns (the "Springfield Division"). Bay State's division serving an area covering approximately 90 square miles in northeastern Massachusetts supplies gas service to the city of Lawrence and 3 neighboring towns (the "Lawrence Division"). None of Bay State's distribution facilities are outside of Massachusetts.

Bay State's Massachusetts operations have made sales for resale to other gas utilities and marketers of gas, some of which operate in states other than Massachusetts. Such sales out of state were made pursuant to the provisions of
Section 2.68 of the General Policy and Interpretation of the Natural Gas Act of the Federal Energy Regulatory Commission. Revenues from such out of state sales for resale for the twelve months ended December 31, 1996 were $12,141,000. Total gas sales for Bay State to all customers in Massachusetts were $325,094,000. Total revenues from transportation only customers in Massachusetts were $6,193,000.

The gas distributed by Bay State in Massachusetts is principally pipeline natural gas purchased under a portfolio of domestic gas supply contracts and transported under capacity contracts to it's distribution system from the producing areas of North America. Bay State distributes some Canadian pipeline natural gas purchased from Granite.

Bay State produces liquid propane (LP) air gas from LP purchased from several suppliers. The LP air gas is produced by Bay State's seven propane air gas plants, all located in the Commonwealth of Massachusetts, which have a combined storage capacity of 320,249 MMBtu of natural gas equivalent and a combined rated daily vaporization capability of 118,194 MMBtu. A list of Bay State's propane air gas plants, indicating the location and capacity of each plant, is attached hereto as Schedule A.

The Springfield Division has a leased liquefied natural gas (LNG) facility which consists of liquefaction equipment capable of liquefying 10,000 MMBtu of natural gas per day, a 1,020,000 MMBtu storage tank and vaporization equipment capable of vaporizing 55,000 MMBtu per day. The Brockton Division has a leased LNG facility with a storage capacity of 800,000 MMBtu and a rated daily vaporization capability of 50,000 MMBtu. Both the Brockton and Lawrence Divisions have LNG satellite facilities with storage capacities of 8,000 and 12,800 MMBtu, and daily vaporization capability of 12,000 and 19,200 MMBtu, respectively. A list of Bay State's LNG facilities, indicating the location and capacity of each facility, is attached hereto as Schedule B.

Bay State does not own any underground storage facilities; rather, it has storage contracts with the Algonquin Gas Transmission Company, Texas Eastern Corporation, Tennessee Gas Pipeline Company, National Fuel Gas Supply Corporation, and CNG Transmission Corporation.





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


NORTHERN. Northern, through its New Hampshire and Maine divisions, is engaged in the distribution and sale of natural gas to residential, commercial, industrial and interruptible customers in New Hampshire and Maine.

The service area of Northern covers approximately 808 square miles in New Hampshire and Maine and, at December 31, 1990, included a population of approximately 450,000. At December 31, 1996, Northern furnished gas service to a total of approximately 43,000 customers in 41 communities.

Northern's division serving an area covering approximately 314 square miles in southeastern New Hampshire supplies gas service to the city of Portsmouth and 22 surrounding cities and towns (the "New Hampshire Division"). Northern's division serving an area covering approximately 493 square miles in southern Maine supplies gas service to the cities a Portland, Lewiston and Auburn and 15 neighboring cities and towns (the "Maine Division").

The gas distributed by Northern is principally pipeline natural gas purchased under a portfolio of gas supply contracts and transported under capacity contracts to Northern's distribution system from the producing areas of North America. Northern distributes some Canadian pipeline natural gas purchased from Granite.

The New Hampshire Division has one LP air gas plant with a storage capacity of 9,908 MMBtu of natural gas equivalent and rated daily vaporization capability of 4,080 MMBtu. The Maine Division has one LP air gas plant with a storage capacity of 16,761 MMBtu of natural gas equivalent and a rated daily vaporization capability of 10,000 MMBtu (see Schedule A).

The Maine Division has one LNG facility with a storage capability of 13,750 MMBtu and a rated daily vaporization capability of 14,000 MMBtu (see Schedule
B).

GRANITE. Granite is engaged in the transmission of natural gas for Bay State's Massachusetts operations and Northern's operations in Maine and New Hampshire. Granite obtains its firm supplies of pipeline natural gas primarily from Shell Canada Limited and Direct Energy Marketing, Limited. Natural gas imported from Canada is transported via the Iroquois Gas Transmission System and by a pipeline leased by Granite from the Portland Pipe Line Corporation ("PPLC"). Granite receives natural gas at its take station located in Massachusetts, at the US/Canadian border where gas enters the PPLC pipeline and at off-system receipt points in Massachusetts and New Hampshire.

Granite is an interstate natural gas pipeline company within the meaning of the Federal Natural Gas Act of 1938 and is subject to the jurisdiction of the Federal Energy Regulatory Commission, which has granted certificates of public convenience and necessity to Granite authorizing the construction and operation of its facilities. With respect to certain of its activities, Granite is also subject to the jurisdiction of the New Hampshire Public Utilities Commission.

Bay State believes there are two bases upon which it is exempt from the Act under Section 3 (a)(2) thereof. First, Bay State itself is predominantly a public utility company whose operations as such do not extend beyond Massachusetts. Second, Bay State's entire operation as a holding company system only extends to states "contiguous" to Massachusetts: New Hampshire and Maine. Maine and Massachusetts are "contiguous" under the alternative definition for that word, "nearby".




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        3.  The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

            (a) Number of MCF of natural or manufactured gas distributed at retail.

            (b) Number of MCF of natural or manufactured gas distributed at retail outside the state in which each such company is organized.

            (c) Number of MCF of natural or manufactured gas sold at wholesale outside the state in which each such company is organized, or at the state line.

            (d) Number of MCF of natural or manufactured gas purchased outside the state in which each such company is organized, or at the state line.


                    For Twelve Months Ended December 31, 1996
                    -----------------------------------------

Bay State Massachusetts
-----------------------

   (a)  MCF of gas distributed at retail                             47,789,000
   (b)  MCF of gas distributed at retail outside of Massachusetts           -0-
   (c)  MCF of gas sold at wholesale outside Massachusetts,
          or at the Massachusetts state line                          3,247,000
   (d)  MCF of gas purchased outside Massachusetts,
          or at the Massachusetts state line                         48,995,000

Northern
--------

   (a)  MCF of gas distributed at retail                              9,952,000
   (b)  MCF of gas distributed at retail outside of New Hampshire     5,722,000
   (c)  MCF of gas sold at wholesale outside New Hampshire,             239,000
          or at the New Hampshire state line
   (d)  MCF of gas purchased outside New Hampshire, or at the
          New Hampshire state line                                   10,704,000





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Granite State
-------------

   (a)  MCF of gas distributed at retail                                    -0-
   (b)  MCF of gas distributed at retail outside of New Hampshire           -0-
   (c)  MCF of gas sold at wholesale outside New Hampshire,
          or at New Hampshire state line                             24,875,000
   (d)  MCF of gas purchased outside New Hampshire, or at the
          New Hampshire state line                                   24,875,000

        4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

            (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

            (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

            (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

            (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

            (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

Items (a through e) are not applicable to registrant because it does not hold directly or indirectly, any interest in an Exempt Wholesale Generator (EWG) nor in a foreign utility company. Also, registrant has not included Exhibit C, an organizational chart, as it has no interest in an EWG or a foreign utility.





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                                    EXHIBIT A


A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

The consolidating statements of income and consolidating balance sheets are attached hereto as Exhibit 99.1


The above named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 1997.



                              BAY STATE GAS COMPANY
                              ------------------------------------------------
                              (Name of Claimant)


                              By /s/ Thomas W. Sherman
                              ------------------------------------------------
                              Executive Vice President, Treasurer and Chief Financial Officer


Corporate seal
                              By /s/ Stephen J. Curran
                              ------------------------------------------------
                              Controller

Attest:

/s/ William D. MacGillivray
--------------------------------
Assistant Clerk

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

      Thomas W. Sherman, Executive Vice President, Treasurer and Chief Financial Officer
      Bay State Gas Company
      300 Friberg Parkway
      Westborough, Massachusetts  01581-5039


                       EXHIBIT B. FINANCIAL DATA SCHEDULE

The financial data schedule is attached hereto as Exhibit 27.


                                    EXHIBIT C

As discussed under item 4, Exhibit C is not applicable to the registrant as it has no interest in an EWG or a foreign utility.






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                                   SCHEDULE A

                              BAY STATE GAS COMPANY

                           PROPANE AIR GAS FACILITIES


                                Storage             Vaporization
       Location                 Capacity            Capability
       --------                 --------            ----------
                                (MMBtu)             (MMBtu/day)


    BAY STATE:

       Brockton                  79,592                30,000

       Taunton                   32,427                11,980

       West Medway               20,427                 5,273

       West Springfield          79,265                24,699

       East Longmeadow           59,450                13,414

       Northampton               24,544                11,740

       Lawrence                  24,544                21,088
                                -------               -------

       Total Bay State          320,249               118,194
                                -------               -------

    NORTHERN:

       Portsmouth                 9,908                 4,080

       Portland                  16,761                10,000
                                -------               -------

       Total Northern            26,669                14,080
                                -------               -------

    Grand Total                 346,918               132,274
                                =======               =======






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                                   SCHEDULE B

                              BAY STATE GAS COMPANY

                                 LNG FACILITIES


                             Storage        Vaporization       Liquefaction
      Location               Capacity        Capability         Capability
      --------               --------        ----------         ----------
                                MMBtu        MMBtu/day           MMBtu/day

 BAY STATE:

      Ludlow                 1,020,000            55,000             10,000

      Easton                   800,000            50,000                  0

      Marshfield                 8,000            12,000                  0

      Lawrence                  12,800            19,200                  0
                             ---------           -------             ------

      Total Bay State        1,840,800           136,200             10,000
                             ---------           -------             ------

NORTHERN:

      Lewiston                  13,750            14,000                  0

      Portland                       0             3,600                  0
                             ---------           -------             ------
      Total Northern            13,750            17,600                  0
                             ---------           -------             ------
Grand Total                  1,854,550           153,800             10,000
                             =========           =======             ======












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